Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

January 7, 2025

Lisa Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen California AMT-Free Quality Municipal Income Fund
File Numbers: 333-282607; 811-21212

Dear Ms. Larkin:

This letter responds to the comments you provided via telephone on November 13, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on October 11, 2024, with respect to the Nuveen California AMT-Free Quality Municipal Income Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

GENERAL

1.	Comment: We note that prior to filing the Registration Statement, the Registrant previously filed a shelf registration statement on Form N-2 on June 11, 2020, which was declared effective on July 10, 2020 (the “2020 Registration Statement”). Because shelf registration statements are generally required to be filed every three years, please confirm that the Registrant is no longer selling shares based upon the 2020 Registration Statement and filed the Registrant Statement in compliance with Rule 415(a).

Response: The Registrant confirms that the offering of unsold shares under the 2020 Registration Statement has terminated, and the Registrant is therefore no longer able to sell shares based upon the 2020 Registration Statement. Accordingly, the Registrant filed the Registration Statement, in compliance with Rule 415(a), so that it may engage in a new offering of shares on an immediate, continuous or delayed basis.

Lisa Larkin

January 7, 2025

2.	Comment: Please confirm that the Registrant will only offer rights to purchase common shares and will not also offer rights to purchase preferred shares.

Response: The Registrant confirms that any rights offering that would be issued in connection with the Registration Statement will only be issued on common shares and not preferred shares.

COVER PAGE

3.	Comment: Please review Item 2(3) and, if applicable, include the disclosure required by Rule 481(e) regarding prospectus delivery obligations.

Response: The Registrant has reviewed Item 2(3) of Form N-2 and Rule 481(e) under the Securities Act and has added the following disclosure to the back cover of the Prospectus:

All dealers that effect transactions in Common Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

PROSPECTUS

Prospectus Summary

Use of Leverage (p.4)

4.	Comment: We note that the last paragraph of the subsection titled, “Use of Leverage,” refers to an unsecured credit facility. In an appropriate location, please add disclosure regarding conflicts that may arise in determining which Participating Funds may draw on the unsecured credit facility.

Response: The Registrant will revise the relevant disclosure as follows:

The Fund may borrow for temporary or emergency purposes as permitted by the 1940 Act. The Fund, along with certain other funds managed by Nuveen Fund Advisors (the “Participating Funds”), are parties to a committed unsecured credit facility (the “Facility”) provided by a group of lenders, under which Participating Funds may borrow for temporary purposes only. Outstanding balances drawn by the Fund, or any other Participating Fund, will bear interest at a variable rate and is the liability of such Fund. The Facility is not intended for sustained levered investment purposes. A large portion of the Facility’s capacity (and corresponding annual costs, excluding interest cost) is currently allocated by Nuveen Fund Advisors to a small number of Participating Funds, which does not include the Fund. The Facility has a 364-day term and will expire ~~on [ ]~~ in June 2025 unless extended or renewed. Because participation in the Facility creates a conflict of interest in determining which Participating Funds may draw upon the Facility at any point in time, Participating Funds have been allocated different first priority portions of the committed amount of the Facility based primarily on the expected likelihood and extent of the need to borrow under the Facility. There is no assurance that the Fund will use leverage. The Fund’s use of leverage may not work as planned or achieve its goals.

Lisa Larkin

January 7, 2025

Summary of Fund Expenses – page 7

5.	Comment: Please add disclosure to the Prospectus as required by Item 3 of Form N-2 or confirm such disclosure is included in the portion of the Fund’s annual report that is incorporated by reference.

Response: The Registrant confirms that the disclosure required by Item 3 of Form N-2 is included in the “Shareholder Update - Additional Disclosures for the Fund as of the Fiscal Year Ended August 31, 2024 - Summary of Fund Expenses” section of the Fund's annual report filed on Form N-CSR on November 8, 2024. Accordingly, the Registrant will remove the brackets around the applicable incorporation by reference disclosure.

Trading and Net Asset Value Information – page 7

6.	Comment: Please add disclosure to the Prospectus as required by Item 8.5.b of Form N-2 or confirm such disclosure is included in the portion of the Fund’s annual report that is incorporated by reference.

Response: The Registrant confirms that the disclosure required under Item 8.5.b of Form N-2 will be included in the registration statement and will not be incorporated by reference.

Management of the Fund – page 12

7.	Comment: Please add disclosure to the Prospectus as required by Item 9.1.f of Form N-2 or confirm such disclosure is included in the portion of the Fund’s annual report that is incorporated by reference.

Response: The Registrant confirms that this disclosure is already included in the Prospectus under the section entitled “Management of the Fund – Investment Management and Sub-Advisory Agreements” as follows:

Lisa Larkin

January 7, 2025

“In addition to the fee of Nuveen Fund Advisors, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with Nuveen Fund Advisors and Nuveen Asset Management), custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses associated with any borrowings, expenses of issuing any Preferred Shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any. All fees and expenses are accrued daily and deducted before payment of dividends to investors.”

Management of the Fund – page 12

8.	Comment: Please add disclosure if the Registrant pays (or will pay) brokerage commission to any broker that is an (1) affiliate of the Registrant, (2) affiliated person of such person, or (3) affiliated person of an affiliated person of the Registrant, its investment adviser, or its principal underwriter. See Item 9.1.g of Form N-2.

Response: The Registrant confirms that it has not, and does not currently anticipate, making any payments required to be disclosed pursuant to Item 9.1.g of Form N-2.

Plan of Distribution – page 17

9.	Comment: The second paragraph of the subsection titled, “General,” under “Plan of Distribution,” refers to the indemnification provisions underwriters, dealers and agents may be entitled to under agreements entered into with the Fund. Please briefly describe these indemnification provisions.

Response: Because the Registrant has not yet entered into any such agreements in connection with the Securities to be offered in the Registration Statement, it does not believe any additional disclosure is necessary.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions – page 2

10.	Comment: Disclosure in the fourth investment restriction states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to municipal bonds other than those municipal bonds backed only by the assets and revenues of non-governmental users.” Please add “or group of industries” after “any one industry.”

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a group of industries. Neither Section 8(b)(1) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following its concentration policy:

Lisa Larkin

January 7, 2025

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (4) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy in subparagraph (4) above will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes any one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Nuveen Fund Advisors.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero

Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine